June 4, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0005

Re:	Cardinal Health, Inc.

Form 10-K for fiscal year ended June 30, 2005

File Number 1-11373

Dear Mr. Rosenberg:

This letter is intended to confirm the discussion that representatives of Cardinal Health, Inc. (the “Company”) had with you last Friday. The Company intends to amend its Form 8-K filed April 26, 2007. As you know, this Form 8-K contained updated financial statements and a full “Management Discussion and Analysis of Financial Condition and Results of Operations”, so it is the most appropriate form to amend in response to the Staff’s comments.

As discussed, we intend to file this amendment by Friday, June 15th. If you have any questions, please call our outside counsel, Brian Lane, at 202 887-3646.

Sincerely,

/s/ Jeffrey W. Henderson
Jeffrey W. Henderson
Chief Financial Officer